THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy and the annual report and accounts of the Company for the year ended 31 December 2009 to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

(1)	NOTICE OF ANNUAL GENERAL MEETING

(2)	RE-ELECTION OF DIRECTORS

(3)	PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

(4)	PROPOSED SPECIAL MANDATE FOR INCREASING THE LIMIT ON THE GRANT OF EQUITY AWARDS UNDER THE 2004 EQUITY INCENTIVE PLAN

AND

(5)	PROPOSED AMENDMENTS TO THE 2004 EQUITY INCENTIVE PLAN

The notice convening the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Thursday, 3 June 2010 at 3 : 00 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the annual general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the annual general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the annual general meeting in person should you wish. Only shareholders of record on Thursday, 3 June 2010 are entitled to attend and vote at the annual general meeting.

30 April 2010

CONTENTS

Definitions.	Page 1
Letter from the Board	Page 3
Appendix I— Explanatory Statement	Page 12
Notice of Annual General Meeting	Page 15

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2004 Equity Incentive Plan”	means the 2004 Equity Incentive Plan of the Company, as amended from time to time
“2009 Annual Report”	means the annual report and accounts of the Company for the year ended 31 December 2009
“ADSs’’	means American Depositary Shares of the Company
“AGM’’	means the annual general meeting of the Company to be convened and held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Thursday, 3 June 2010 at 3 : 00 p.m.
“Articles of Association’’	means the Eleventh Amended and Restated Article of Association of the Company adopted by special resolution passed at the annual general meeting of the shareholders of the Company held on 2 June 2008
“Associates”	has the same meaning given to it by the Listing Rules
“Board’’	means the board of Directors of the Company
“Company’’	means Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability
“Compensation Committee’’	means the compensation committee of the Board
“Corporate Communications’’	has the meaning ascribed to it by the Listing Rules
“Director(s)’’	means the member(s) of the Board
“Existing Plan Limit’’
means 455,409,330 shares, being the maximum number of Shares which may be issued under the 2004 Equity Incentive Plan of the Company, representing 2.5% of the issued share capital of the Company as at 18 March 2004

“Group’’	means the Company and its subsidiaries
“HK$’’	means Hong Kong Dollars, the lawful currency of Hong Kong
“Hong Kong’’	means the Hong Kong Special Administrative Region of the PRC
“Latest Practicable Date’’	means 21 April 2010, being the latest practicable date prior to the printing of this circular
“Listing Rules’’	means the Rules Governing the Listing of Securities on the Stock Exchange
“Model Code’’	means the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 to the Listing Rules
“New Issue Mandate’’	means a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares set out as resolution no. 4 in the Notice
“Notice”	means the notice convening the AGM
“Option Plans’’	means the 2004 Stock Option Plan and the 2004 Employee Stock Purchase Plan of the Company
“Ordinary Share(s) ’’	means ordinary share(s) of par value US$0.0004 each in the capital of the Company
“Percentage Ratios’’	has the meaning ascribed to it by the Listing Rules
“PRC’’	means the People’s Republic of China
“Preferred Shares’’	means preferred shares of par value US$0.0004 each in the capital of the Company
“Repurchase Mandate’’	means a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares set out as resolution no. 5 in the Notice
“SFO’’	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Shareholder(s) ”	means holder(s) of existing Shares
“Shares’’
means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and
Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase            shares in the Company

“Stock Exchange’’	means The Stock Exchange of Hong Kong Limited
“Takeovers Code’’	means the Hong Kong Code on Takeovers and Mergers
“United States’’ or “U.S.’’	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction
“US$’’	means United States Dollars, the lawful currency of the United States of America
“%’’	means per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

Executive Director:
David N. K. Wang
(President and Chief Executive Officer)

Non-Executive Directors:
Chen Shanzhi
Gao Yonggang
Zhou Jie
Wang Zheng Gang (alternate director to Zhou Jie)

Independent Non-Executive Directors:
Jiang Shang Zhou (Chairman)
Tsuyoshi Kawanishi
Lip-Bu Tan

Registered Office:
PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Principal Place of Business:
18 Zhangjiang Road
PuDong New Area
Shanghai 201203
People’s Republic of China

30 April 2010

To shareholders of the Company

Dear Sir or Madam,

(1)	NOTICE OF ANNUAL GENERAL MEETING

(2)	RE-ELECTION OF DIRECTORS

(3)	PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

(4)	PROPOSED SPECIAL MANDATE FOR INCREASING THE LIMIT ON THE GRANT OF EQUITY AWARDS UNDER THE 2004 EQUITY INCENTIVE PLAN

AND

(5)	PROPOSED AMENDMENTS TO THE 2004 EQUITY INCENTIVE PLAN

The AGM will be held on Thursday, 3 June 2010 at 3 : 00 p.m.. The Notice is set out in this document, and a proxy form and the 2009 Annual Report accompany this circular. Details of the resolutions to be proposed at the AGM are set out in the Notice.

RE-ELECTION OF DIRECTORS

Two Class III Directors, namely, Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie, whose initial appointments as Directors took effect on 25 September 2001 (in respect of Mr. Kawanishi who was re-appointed and designated as Class III Director at the annual general meeting of shareholders held on 23 May 2007) and 23 January 2009 (in respect of Mr. Zhou) respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Mr. Kawanishi and Mr. Zhou will offer themselves for re-election as Class III Directors. If re-elected, each of Mr. Kawanishi and Mr. Zhou would hold office until the 2013 annual general meeting of the Company.

One Class I Director, namely, Dr. David N. K. Wang, whose initial appointment as Director took effect on 9 November 2009, will retire from office at the AGM pursuant to Article 126 of the Articles of Association. Dr. Wang will offer himself for re-election as a Class I Director. If re-elected, he will hold office until the 2011 annual general meeting of the Company.

The details of the aforesaid Directors who are proposed to be re-elected are as follows:

Tsuyoshi Kawanishi

Mr. Tsuyoshi Kawanishi, aged 81, was appointed non-executive Director of the Company with effect from 25 September 2001 and was appointed as independent non- executive Director with effect from 18 March 2004. Mr. Kawanishi was re-appointed and designated as Class III Director at the annual general meeting of shareholders held on 23 May 2007. Mr. Kawanishi may be re-elected for a term of three years at the AGM in accordance with Article 90 of the Articles of Association. If re-elected, Mr. Kawanishi would hold office until the 2013 annual general meeting of the Company.

Mr. Tsuyoshi Kawanishi has been a Director since 2001 and is also the Chairman of SMIC Japan Corporation. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi is an advisor to Accenture Ltd. and a number of private companies. Mr. Kawanishi has been proactively leading the semiconductor industry through his strong leadership as an advisor to the Semiconductor Equipment and Materials International (SEMI) and as the chairman of the SIP Consortium of Japan.

As at the Latest Practicable Date, Mr. Kawanishi was interested in 6,134,877 Shares within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Kawanishi is not related to any Director, senior management or substantial or controlling shareholder of the Company. The Directors have reviewed an independent non- executive Director’s confirmation from Mr. Kawanishi confirming his independence from the Company and are satisfied that Mr. Kawanishi is deemed to be independent.

Mr. Kawanishi has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Prior to the initial public offering of the Company, Mr. Kawanishi was granted options to purchase a total of 1,500,000 Shares. In addition, on 10 November 2004, Mr. Kawanishi was granted an option to purchase 500,000 Shares, if fully exercised at a price per Share of US$0.22. These options were fully vested on 19 March, 2005 and expired on 9 November 2009. On 29 September 2006, he was granted an option to purchase 500,000 Shares, if fully exercised at a price per Share of US$0.132. These options were fully vested on 30 May 2008 and will expire on the earlier of 29 September 2016 or 120 days after termination of the director’s service to the Board. On 17 February 2009, he was granted an option to purchase 1,000,000 Shares, if fully exercised, at a price per Share of HK$0.27. These options will be fully vested on 17 February 2011 and will expire on the earlier of 17 February 2019 or 120 days after termination of the director’s service to the Board. Also, on 23 February 2010, he was granted with an option to purchase 3,134,877 Shares which will be fully vested on 23 February 2012 and will expire on 22 February 2020 or 120 days after termination of the director’s service to the Board.

Save as disclosed above, Mr. Kawanishi has not received any other emolument (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2009. If re-elected, Mr. Kawanishi will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Kawanishi will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Kawanishi will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

Zhou Jie

Mr. Zhou Jie, aged 42, was appointed non-executive Director of the Company with effect from 23 January 2009. Mr. Zhou may be re-elected a Class III Director for a term of three years at the AGM in accordance with Article 90 of the Articles of Association. If re- elected, Mr. Zhou would hold office until the 2013 annual general meeting of the Company.

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. (‘‘SIIC’’), an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited (‘‘SIHL’’). He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He is currently a non-executive director of Shanghai Fudan- Zhangjiang Bio-Pharmaceutical Co. Ltd.. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and had held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital market operation.

As at the Latest Practicable Date, Mr. Zhou has no interest in Shares within the meaning of Part XV of SFO.

Save for the fact that Mr. Zhou is an executive director and the executive vice president of SIIC, and that he is an executive director and the executive deputy CEO of SIHL and a director of certain subsidiaries of SIHL and SIIC, Mr. Zhou is not otherwise related to any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Zhou has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Mr. Zhou did not receive any emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2009.

If re-elected, Mr. Zhou will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Zhou will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Zhou will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

David N. K. Wang

Dr. David N.K. Wang, aged 63, was appointed executive Director of the Company with effect from 9 November 2009. Dr. Wang is a well known executive with extensive experience in the global semiconductor industry. He was the CEO of Huahong (Group) Co., Ltd. (‘‘Huahong Group’’) and Chairman of Huahong NEC, a subsidiary of Huahong Group between September 2005 and June 2007. Prior to joining Huahong Group, Dr. Wang was the Executive Vice President of Applied Materials and President of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia with a particular focus on building infrastructure worldwide. Prior to joining Applied Materials, Dr. Wang conducted research and made a number of key breakthroughs in semiconductor technology at Bell Laboratories. Dr. Wang is a well recognized and respected innovator with more than 100 patents under his name. Dr. Wang received his Ph.D. in Materials Science and Engineering from the University of California, Berkeley.

Dr. Wang has been appointed as a director of Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation, Semiconductor Manufacturing International (Chengdu) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, Semiconductor Manufacturing International (AT) Corporation, Semiconductor Manufacturing International (BVI) Corporation, Admiral Investment Holdings Limited and Magnificent Tower Limited. He has also been appointed as a director of SMIC Shanghai (Cayman) Corporation, SMIC Beijing (Cayman) Corporation, SMIC Tianjin (Cayman) Corporation, SMIC Shenzhen (Cayman) Corporation, Semiconductor Manufacturing International (Solar Cell) Corporation, SilTech Semiconductor Corporation, and each of their subsidiaries.

As at the Latest Practicable Date, Dr. Wang was interested in 89,567,932 Shares within the meaning of Part XV of SFO. On 23 February 2010, Dr. Wang was granted an option to purchase 62,697,553 Shares at a price of HK$0.77. These options will be fully vested on 23 February 2014 and will expire on 22 February 2020. Also on 23 February 2010, he was granted an award of 26,870,379 restricted share units (each representing the right to receive one Ordinary Share) pursuant to the Company’s 2004 Equity Incentive Plan. These restricted share units will be fully vested on 23 February 2014.

Dr. Wang is not otherwise related to any Directors, senior management or substantial or controlling shareholders of the Company.

Dr. Wang has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Dr. Wang has entered into an employment agreement and a service contract with the Company. Pursuant to the agreements, he will be entitled to an annual base compensation of US$300,000 and will be granted equity awards amounting to 0.4% of the total outstanding ordinary shares of the Company on the date of grant (70% of which will be granted as share options and 30% will be granted as restricted share units). He will also be entitled to a performance bonus of US$225,000 (payable if and when the Company achieves profitability over one fiscal year, as indicated by the Board’s approved annual audited financial statements for that fiscal year).

Save as disclosed above, Dr. Wang has not received any other emolument (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2009. If re-elected, Dr. Wang will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Dr. Wang will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Dr. Wang will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

In relation to the aforesaid Directors who are proposed to be re-elected, there is no other information required to be disclosed nor are/were they involved in any of the matters required to be disclosed pursuant to any of the requirements of Rule 13.5 1(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 23 June 2009, the shareholders of the Company passed resolutions granting general mandates to the Directors to issue and purchase Shares. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

— an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding 20% of the Company’s issued share capital as at the date of the resolution (as adjusted in accordance with the resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the ‘‘New Issue Mandate’’), which New Issue Mandate, for the purposes of calculating the number of Shares that may be issued under the New Issue Mandate, shall disregard the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase attached to any Shares (‘‘Convertible Shares’’) issued pursuant to the resolution to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares;

— an ordinary resolution to give the Directors a general and unconditional mandate to exercise all the powers of the Company to repurchase an amount of Shares not exceeding 10% of the Company’s issued share capital as at the date of the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the ‘‘Repurchase Mandate’’); and

— conditional on the passing of the resolutions to grant the New Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorize the Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional Shares under the New Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

As at the Latest Practicable Date, the Company had in issue an aggregate of 22,431,612,800 Shares. Subject to the passing of resolution no. 4 in relation to the New Issue Mandate and in accordance with the terms therein, the Company would be allowed to issue additional Shares of up to the aggregate amount of a maximum of 4,486,322,560 Shares, representing 20% of the existing issued share capital of the Company, on the basis that no further Shares will be issued or repurchased prior to the AGM. As of 31 December 2009, there is an outstanding warrant to purchase 488,730 ordinary shares which was granted in connection with an intellectual property development license agreement entered into by the Company in 2003 with a service provider, an outstanding warrant to purchase 9,090,910 ordinary shares which was granted in connection with a technology license transfer agreement entered into by the Company in 2002 with a strategic partner and an outstanding warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share, subject to receipt of required government and regulatory approvals, granted to Taiwan Semiconductor Company Limited (“TSMC”) on 9 November 2009. Save as disclosed above and in the 2009 Annual Report, there are no other outstanding options, warrants and other derivatives and there were no exercise of any outstanding options, warrants and other derivatives in the year ended 31 December 2009.

The full text of these (and other) resolutions is set out in the Notice. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in Appendix I to this circular.

2004 EQUITY INCENTIVE PLAN

The 2004 Equity Incentive Plan was adopted by shareholders on 10 March 2004 with term of 10 years unless terminated earlier by the Board. Under the 2004 Equity Incentive Plan, the Company’s employees, officers and service providers will be eligible to acquire equity-based awards other than stock options.

The Compensation Committee administers the 2004 Equity Incentive Plan. The Compensation Committee may delegate some or all of its authority (with certain restrictions) under the 2004 Equity Incentive Plan to one or more of its members or one or more of the Company’s officers. The Compensation Committee selects the persons to whom awards will be granted and determines the type of award, grant date, amounts, vesting periods and other relevant terms of the awards.

(i) Stock Appreciation Rights

Under the 2004 Equity Incentive Plan, the Compensation Committee may grant stock appreciation rights independent of or in connection with a stock option granted under the Company’s 2004 Stock Option Plan. Generally, each stock appreciation right will entitle a participant upon settlement to an amount equal to (1) the excess of (A) the fair market value as of the date of settlement of one Share or ADS, over (B) the fair market value as of the date of grant of such right, multiplied by (2) the number of Shares or ADSs covered by the stock appreciation right. Payment will be made in Shares or ADSs or in cash, or partly in Shares or ADSs and partly in cash, all as determined by the Compensation Committee.

(ii) Other Equity-based Awards

Under the 2004 Equity Incentive Plan, the Compensation Committee may grant awards of restricted shares, restricted share units, dividend equivalents, deferred shares and other awards that are valued in whole or in part by reference to, or otherwise based on the fair market value of, Shares. The other equity-based awards will be subject to the terms or conditions established by the Compensation Committee.

The Compensation Committee will specify the effect that a merger or change in control will have on grants of stock options, which may include acceleration of vesting of stock options prior to the date of the change of control.

PROPOSED SPECIAL MANDATE FOR INCREASING THE LIMIT ON THE GRANT OF EQUITY AWARDS UNDER THE 2004 EQUITY INCENTIVE PLAN

Pursuant to the Existing Plan Limit, the maximum number of Shares that may be issued pursuant to the 2004 Equity Incentive Plan is 455,409,330, representing 2.5% of the issued share capital of the Company as at 18 March 2004.

As at the Latest Practicable Date, 443,817,161 restricted share units (each representing the right to receive one Ordinary Share) have been granted to the grantees under the 2004 Equity Incentive Plan. Accordingly, the Directors may only grant further equity awards under the 2004 Equity Incentive Plan carrying the rights to subscribe for 11,592,169 Ordinary Shares under the Existing Plan Limit.

The Directors consider that the Company should increase the Existing Plan Limit by 560,522,395 Ordinary Shares, which is equal to 2.5% of the issued share capital of the Company as of March 31, 2010, to a new plan limit of 1,015,931,725 so that the Company would be able to provide incentives to eligible participants under the 2004 Equity Incentive Plan by way of granting equity-based awards (other than stock options) to them.

The Directors consider that the increase in the Existing Plan Limit is in the interests of the Group and the Shareholders as a whole because it enables the Company to reward and motivate its employees, officers of, and other service providers to, the Company and other participants under the 2004 Equity Incentive Plan. Therefore, an ordinary resolution will be proposed at the AGM to seek Shareholders’ approval for the grant of a special mandate for increasing the limit on the grant of equity awards under the 2004 Equity Incentive Plan (the ‘‘Special Mandate’’).

If the proposed Special Mandate is approved at the AGM, the Company will be allowed under the ‘‘increased limit’’ to grant equity awards for the issuance of up to 560,522,395 Shares, representing 2.5% of the issued share capital of the Company as at 31 March 2010. The Special Mandate is conditional upon:

(i) the passing of an ordinary resolution at the AGM to approve the grant of the said Special Mandate; and

(ii)	the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in any new Shares which may fall to be allotted and issued in connection with equity awards that may be granted under the increased limit of the 2004 Equity Incentive Plan.

Application will be made to the Listing Committee of the Stock Exchange for granting the listing of, and permission to deal in any new Shares which may fall to be allotted and issued in connection with the equity awards that may be granted under the increased limit of the 2004 Equity Incentive Plan.

PROPOSED AMENDMENTS TO THE 2004 EQUITY INCENTIVE PLAN

Ordinary resolutions (Resolution 7 and 8, the full text of which is set out in the Notice) will be proposed at the AGM to amend the 2004 Equity Incentive Plan (the ‘‘Plan’’) to, in summary:

(i)	increase the Existing Plan Limit to 1,015,931,725;

(ii)	amend the term of the Plan such that the Amended and Restated 2004 Equity Incentive Plan shall become effective on the date it is approved by the Shareholders, following its approval by the Board, and shall continue in term unless and until terminated by Shareholders; and

(iii)	clarify that the Board may at any time and from time to time alter, suspend, terminate or amend the Plan in whole or in part; provided, however, that alterations or amendments to the terms and conditions of the Plan which are, or involve a subject matter which is, required to be approved by the Shareholders under applicable laws and regulations or stock exchange rules must be approved by the Shareholders.

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors are of the opinion that the proposed resolutions set out in the Notice are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the proposed resolutions.

The voting at the AGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

A form of proxy for the AGM is enclosed with this circular. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the AGM. The completion of a form of proxy will not preclude you from attending and voting at the AGM in person.

Yours faithfully,

On behalf of the Board of Directors

Dr. David N. K. Wang

President, Chief Executive Officer

Executive Director

APPENDIX I            EXPLANATORY STATEMENT

This is an explanatory statement given to all shareholders of the Company relating to a resolution (the ‘‘Resolution’’) to be considered, and if thought fit, passed by shareholders of the Company at the AGM authorizing the Repurchase Mandate.

LISTING RULES

This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the Company to make such repurchases or by specific approval in relation to specific transactions.

Any repurchase would be made out of funds which are legally available for the purpose in accordance with the Company’s constitutive documents and the applicable laws and regulations of the Cayman Islands.

It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Shares in issue as at the date of passing the resolution. As at the Latest Practicable Date, the authorized share capital of the Company is US$22,000,000 consisting of 50,000,000,000 Shares, each with a par value of US$0.0004 per Share and 5,000,000,000 undesignated preference shares, each with a par value of US$0.0004 per Share and the number of Shares in issue was 22,431,612,800 representing a paid-up share capital of approximately US$8,972,645. On the basis of the 22,431,612,800 Shares in issue (and assuming no Shares will be issued or repurchased after the Latest Practicable Date and up to the date of passing the Resolution), the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 2,243,161,280 Shares (being 10% of the Shares in issue) during the period in which the Repurchase Mandate remains in force. Any Share repurchased pursuant to the Repurchase Mandate must be fully paid-up.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to purchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the 2009 Annual Report) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their Associates has any present intention, in the event that the Repurchase Mandate is approved by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to sell any of the Shares held by him to the Company, in the event that the Repurchase Mandate is authorized.

UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

SHARE PRICES

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Highest	Lowest
	(HK$)	(HK$)
2009
April	$0.355	$0.265
May	$0.435	$0.310
June	$0.475	$0.355
July	$0.455	$0.375
August	$0.435	$0.360
September	$0.420	$0.360
October	$0.410	$0.350
November	$0.690	$0.380
December	$0.520	$0.435
2010
January	$0.730	$0.500
February	$0.830	$0.560
March	$1.090	$0.750
April*	$1.060	$0.880
* Up to the Latest Practicable Date.

No purchase of Shares has been made by the Company on the Stock Exchange in the six months immediately preceding the Latest Practicable Date. In the six months preceding the Latest Practicable Date, no repurchase of Shares has been made by the Company from its employees pursuant to the Company’s 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of securities of the Company, the proportionate interest in the voting rights of the Company of a shareholder increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of the shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As recorded in the register kept by the Company under Section 336 of the SFO as at the Latest Practicable Date, Datang Telecom Technology & Industry Holdings Co., Ltd. (‘‘Datang’’) was directly and/or indirectly interested in an aggregate of 3,699,094,300 Shares in long position, representing approximately 16.49% of the issued share capital of the Company, Shanghai Industrial Investment (Holdings) Company Limited (‘‘Shanghai Industrial’’) was directly and/or indirectly interested in an aggregate of 2,253,277,340 Shares in long position, representing approximately 10.05% of the issued share capital of the Company, whereas Taiwan Semiconductor Manufacturing Company, Ltd. (‘‘TSMC’’) was directly and/or indirectly interested in an aggregate of 2,485,407,248 Shares in long position, representing approximately 11.08% of the issued share capital of the Company. Based on such interest and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, the interest of Datang, Shanghai Industrial and TSMC will be increased to 18.32% (in long position), 11.16% (in long position) and 12.31% (in long position) of the issued share capital of the Company respectively. In this regard, as at the Latest Practicable Date, the Directors are not aware of the consequences of any increase in the voting rights of any existing shareholder resulting from an exercise in full by the Directors of the power to repurchase securities of the Company under the proposed Repurchase Mandate that will result in such person becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, 73.46% of the issued share capital of the Company was held in public hands. Based on such percentage of shareholding and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, 70.52% of the issued share capital of the Company will be held in public hands. The Directors have no present intention to exercise the proposed Repurchase Mandate to such extent as will result in less than 25% of the issued share capital of the Company held in public hands.

NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

(1)	NOTICE OF ANNUAL GENERAL MEETING

(2) RE-ELECTION OF DIRECTORS

(3) PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

(4)	PROPOSED SPECIAL MANDATE FOR INCREASING THE LIMIT ON THE GRANT OF

EQUITY AWARDS UNDER THE 2004 EQUITY INCENTIVE PLAN

AND

(5)	PROPOSED AMENDMENTS TO THE 2004 EQUITY INCENTIVE PLAN

NOTICE IS HEREBY GIVEN THAT the annual general meeting (‘‘AGM’’) of Semiconductor Manufacturing International Corporation (the “Company’’) will be held on Thursday, 3 June 2010 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3 : 00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December 2009.

2. To re-elect two retiring class III directors, namely, Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie (‘‘each a Class III Director’’) and authorize the Board of Directors to fix their remuneration.

3. To re-elect a retiring class I director, namely, Dr. David N. K. Wang (‘‘Class I Director’’) and authorize the Board of Directors to fix his remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

4. ‘‘THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i) a Rights Issue; or

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4 (the “Issue Mandate Limit’’); and

(b)	(if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 4 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4), and the said approval shall be limited accordingly;

(C)	for the purposes of calculating the number of Shares that may be issued under the Issue Mandate Limit, the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase Shares attached to any Shares (‘‘Convertible Shares’’) issued pursuant to this resolution shall, to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares, be disregarded;

(D) for the purpose of this Resolution 4 :

(i)	“Relevant Period’’ means the period from (and including) the date of passing this Resolution 4 until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c)	the revocation or variation of the authority given under this Resolution 4 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii)	“Rights Issue’’ means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company);

(iii)	“Ordinary Shares’’ means the ordinary shares of par value U$0.0004 each in the capital of the Company;

(iv)	“Preferred Shares’’ means the preferred shares of par value of US$0.0004 each in capital of the Company;

and

(v)	“Shares’’ means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.’’

5. ‘‘THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 5, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 5 :

(i)	“Relevant Period’’ means the period from (and including) the passing of this Resolution 5 until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in a general meeting; and

(ii)	“Shares’’ means shares of all classes in the capital of the Company (including but not limited to ordinary shares of par value US$0.0004 each in the capital of the Company and preferred shares of par value US$0.0004 each in the capital of the Company) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.’’

6.	“THAT, conditional on the passing of Resolutions 4 and 5, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 4 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 4, be and is hereby approved and authorized.”

7.	“THAT subject to and conditional upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, such number of new Shares which may fall to be allotted or issued pursuant to the equity awards which may be granted under the Company’s 2004 Equity Incentive Plan representing an additional 2.5% of the issued share capital of the Company as at 31 March 2010 :

(A)	approval be and is hereby specifically granted to the Directors to allot and issue such number of Shares not exceeding an additional 2.5% of the issued share capital of the Company as at 31 March 2010 is passed in accordance with the terms and conditions of the 2004 Equity Incentive Plan (the ‘‘Special Mandate’’) which shall take effect upon the Existing Plan Limit having been fully utilized; and

(B)	the Directors or the Compensation Committee (as the case may be according to the terms of the 2004 Equity Incentive Plan) be and are hereby authorized to (i) grant equity awards within the Special Mandate and (ii) allot, issue and deal with the Shares pursuant to equity awards granted under the 2004 Equity Incentive Plan within the Special Mandate.’’

8. “THAT the 2004 Equity Incentive Plan be amended as follows:

(A) in the title, inserting “AMENDED AND RESTATED’’ immediately before ‘‘2004 EQUITY INCENTIVE PLAN”;

(B)	amending and restating the preamble as follows: ‘‘SMIC established this Plan known as the ‘‘2004 SMIC Equity Incentive Plan, as amended’’ as a component of its Global Equity Program. The Amended and Restated 2004 Equity Incentive Plan shall become effective on the date it is approved by the shareholders of SMIC, following its approval by the Board. Capitalized terms that are not otherwise defined in the text of this Plan are defined in Section 2 below’’;

(C) in section 2, amending the definition of ‘‘Plan’’ to insert ‘‘, as amended from time to time’’ immediately after the end of that sentence;

(D)	in section 4, amending and restating the original provision in its entirety as follows ‘‘The Plan shall become effective on the date it is approved by the shareholders of SMIC, following its approval by the Board, and shall continue in term unless and until terminated by shareholders of SMIC’’;

(E)	in section 5(a), replacing the words ‘‘two and a half percent (2.5%) of the issued and outstanding Common Shares immediately following the closing of the Public Offering’’ with ‘‘1,015,931,725’’; and

(F)	in section 13, amending and restating the original provision in its entirety as follows: ‘‘The Board may at any time and from time to time alter, suspend, terminate or amend the Plan in whole or in part; provided, however, that alterations or amendments to the terms and conditions of the Plan which are required to be approved by the shareholders of the Company under applicable laws and regulations or stock exchange rules must be approved by the shareholders of the Company.’’

By Order of the Board

Anne Wai Yui Chen

Company Secretary

Hong Kong, 30 April 2010

Principal place of business:
18 Zhangjiang Road PuDong New Area Shanghai 201203
People’s Republic of China

Registered office:
PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Members of the Board:

Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from, 31 May 2010 to 3 June 2010 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 3 June 2010, the record date for the AGM, will be entitled to attend and vote at the AGM.

4.	In relation to Resolution 2, two Directors, namely, Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie, whose initial appointments as Directors took effect on 25 September 2001 (in respect of Mr. Kawanishi who was re-appointed and designated as Class III Director at the annual general meeting of shareholders held on 23 May 2007) and 23 January 2009 (in respect of Mr. Zhou) respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Mr. Kawanishi and Mr. Zhou will offer themselves for re-election.

5.	In relation to Resolution 3, Dr. David N. K. Wang, whose initial appointment as a Director took effect on 9 November 2009 and who was designated as Class I Director, will retire from office at the AGM pursuant to Article 126 of the Articles of Association, and will offer himself for re-election.

6.	In relation to Resolution 5, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing this notice.

7.	By Resolutions 4 and 6, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 5, as more particularly described in Resolutions 4 to 6.

8.	By Resolution 7, approval is being sought from the shareholders of the Company, as a special mandate, to increase the limit on the grant of equity awards under the 2004 Equity Incentive Plan.

9.	By Resolution 8, approval is being sought from the shareholders of the Company to amend the 2004 Equity Incentive Plan. A summary of the proposed amendments is set out in the Letter from the Board attached to the circular containing this notice.

10.	The Amended and Restated 2004 Equity Incentive Plan of the Company are in the English language. Accordingly, Resolution 8, if passed, be passed in the English language. The translation into the Chinese language of this notice in the Chinese version of the circular containing this notice is for information only.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the
Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
Res. 1	( )	( )	Res. 3a	( )	( )	Res. 6	( )	( )
Res. 2a	( )	( )	Res. 3b	( )	( )	Res. 7	( )	( )
Res. 2b	( )	( )	Res. 4	( )	( )	Res. 8	( )	( )
Res. 2c	( )	( )	Res. 5	( )	( )

Address Change ( ) Mark box, sign and indicate changes/comments below:

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. ( )
PLEASE NOTE: Marking this box voids any other instructions marked above.

Sign Below

Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation
Ordinary Resolutions

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December 2009.

2. (a) To re-elect Mr. Tsuyoshi Kawanishi as a Class III Director of the Company.

(b) To re-elect Mr. Zhou Jie as a Class III Director of the Company.

(c) To authorize the Board of Directors to fix their remuneration.

3. (a) To re-elect Dr. David N. K. Wang as a Class I Director of the Company.

(b) To authorize the Board of Directors to fix his remuneration.

4.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted). #

5.	To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution. #

6.	Conditional on the passing of Resolutions 4 and 5, to authorize the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company. #

7.	To approve the special mandate for increasing the limit on the grant of equity awards under the 2004 Equity Incentive Plan of the Company. #

8. To approve the proposed amendments to the 2004 Equity Incentive Plan of the Company. #

# The full text of the Resolutions is set out in the Notice of Annual General Meeting

Semiconductor Manufacturing International Corporation

JPMorgan Chase Bank, N.A., Depositary

P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting of Shareholders (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Thursday, June 3, 2010, at 3:00 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., May 26, 2010. Only the registered holders of record at the close of business on May 5, 2010, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of May 5, 2010, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., May 26, 2010.

For more information regarding the Meeting please visit the Company’s website at
http://www.smics.com/WebMaintain/jsp/regulatoryENFinalFilings.jsp. If you wish to obtain a hard copy of the Notice of Annual General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.